                         SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549


                                     SCHEDULE 13D

                           UNDER THE SECURITIES ACT OF 1934

                                   AMENDMENT NO. 5

                           Perkins Family Restaurants, L.P.
                           --------------------------------
                              (NAME OF SUBJECT COMPANY)

              Depositary Units Representing Limited Partners' Interests
              ---------------------------------------------------------
                            (TITLE OF CLASS OF SECURITIES)

                                     714063 10 4
                         -----------------------------------
                        (CUSIP NUMBER OF CLASS OF SECURITIES)

                                  Donald F. Wiseman
                           Perkins Family Restaurants, L.P.
                            6075 Poplar Avenue, Suite 800
                                  Memphis, TN  38119
                                    (901)766-6400
                     --------------------------------------------

                    (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                  AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS

                                  September 30, 1997
                -----------------------------------------------------
               (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b) (3) or (4), check the following box / /

CUSIP NO.: 714063 10 4                 13D

1   NAME OF REPORTING PERSONS
    S.S. OR I.R.S IDENTIFICATION NOS. OF ABOVE PERSONS
         Perkins Restaurants, Inc.
------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) (_)
                                                      (b) (X)
------------------------------------------------------------------------------
3   SEC USE ONLY
------------------------------------------------------------------------------
4   SOURCE OF FUNDS
         OO
------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEM 2(d) or 2(e)                         (_)
------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
         Minnesota
------------------------------------------------------------------------------
              7    SOLE VOTING POWER
                   -0-
NUMBER OF     ----------------------------------------------------------------
SHARES        8    SHARED VOTING POWER
BENEFICIALLY       5,043,000
OWNED BY      ----------------------------------------------------------------
EACH          9    SOLE DISPOSITIVE POWER
REPORTING          -0-
PERSON        ----------------------------------------------------------------
WITH          10   SHARED DISPOSITIVE POWER
                   5,043,000
------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   5,043,000 (See Item 5)
------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                       (_)
------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              48.6%
------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON
              HC
                                                             Page 2 of 21 Pages

CUSIP NO.: 714063 10 4                 13D

1   NAME OF REPORTING PERSONS
    S.S. OR I.R.S IDENTIFICATION NOS. OF ABOVE PERSONS
         The Restaurant Company
------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) (_)
                                                      (b) (X)
------------------------------------------------------------------------------
3   SEC USE ONLY
------------------------------------------------------------------------------
4   SOURCE OF FUNDS
         OO
------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEM 2(d) or 2(e)                         (_)
------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
------------------------------------------------------------------------------
              7    SOLE VOTING POWER
                        -0-
NUMBER OF     ----------------------------------------------------------------
SHARES        8    SHARED VOTING POWER
BENEFICIALLY       5,043,000
OWNED BY      ----------------------------------------------------------------
EACH          9    SOLE DISPOSITIVE POWER
REPORTING          -0-
PERSON        ----------------------------------------------------------------
WITH          10   SHARED DISPOSITIVE POWER
                   5,043,000
------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   5,043,000 (See Item 5)
------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                       (_)
------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              48.6%
------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON
              HC
                                                             Page 3 of 21 Pages

CUSIP NO.: 714063 10 4                 13D

1   NAME OF REPORTING PERSONS
    S.S. OR I.R.S IDENTIFICATION NOS. OF ABOVE PERSONS
         Donald N. Smith
------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) (_)
                                                      (b) (X)
------------------------------------------------------------------------------
3   SEC USE ONLY
------------------------------------------------------------------------------
4   SOURCE OF FUNDS
         OO
------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEM 2(d) or 2(e)                         (_)
------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
         United States
------------------------------------------------------------------------------
              7    SOLE VOTING POWER
                        -0-
NUMBER OF     ----------------------------------------------------------------
SHARES        8    SHARED VOTING POWER
BENEFICIALLY       5,043,000
OWNED BY      ----------------------------------------------------------------
EACH          9    SOLE DISPOSITIVE POWER
REPORTING          -0-
PERSON        ----------------------------------------------------------------
WITH          10   SHARED DISPOSITIVE POWER
                   5,043,000
------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   5,043,000 (See Item 5)
------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                       (_)
------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              48.6%
------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON
              IN
                                                             Page 4 of 21 Pages

CUSIP NO.: 714063 10 4                 13D

1   NAME OF REPORTING PERSONS
    S.S. OR I.R.S IDENTIFICATION NOS. OF ABOVE PERSONS
         Harrah's Operating Company, Inc.
------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) (_)
                                                      (b) (X)
------------------------------------------------------------------------------
3   SEC USE ONLY
------------------------------------------------------------------------------
4   SOURCE OF FUNDS
         OO
------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEM 2(d) or 2(e)                         (_)
------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
------------------------------------------------------------------------------
              7    SOLE VOTING POWER
                        -0-
NUMBER OF     ----------------------------------------------------------------
SHARES        8    SHARED VOTING POWER
BENEFICIALLY       5,043,000
OWNED BY      ----------------------------------------------------------------
EACH          9    SOLE DISPOSITIVE POWER
REPORTING          -0-
PERSON        ----------------------------------------------------------------
WITH          10   SHARED DISPOSITIVE POWER
                   5,043,000
------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   5,043,000 (See Item 5)
------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                       (_)
------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              48.6%
------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON
              CO
                                                             Page 5 of 21 Pages

CUSIP NO.: 714063 10 4                 13D

1   NAME OF REPORTING PERSONS
    S.S. OR I.R.S IDENTIFICATION NOS. OF ABOVE PERSONS
         The Equitable Life Assurance Society of the United States
------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) (_)
                                                      (b) (X)
------------------------------------------------------------------------------
3   SEC USE ONLY
------------------------------------------------------------------------------
4   SOURCE OF FUNDS
         OO
------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEM 2(d) or 2(e)                         (_)
------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
         New York
------------------------------------------------------------------------------
              7    SOLE VOTING POWER
                        -0-
NUMBER OF     ----------------------------------------------------------------
SHARES        8    SHARED VOTING POWER
BENEFICIALLY       5,043,000
OWNED BY      ----------------------------------------------------------------
EACH          9    SOLE DISPOSITIVE POWER
REPORTING          -0-
PERSON        ----------------------------------------------------------------
WITH          10   SHARED DISPOSITIVE POWER
                   5,043,000
------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   5,043,000 (See Item 5)
------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                       (_)
------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              48.6%
------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON
              IC, CO
                                                             Page 6 of 21 Pages

CUSIP NO.: 714063 10 4                 13D

1   NAME OF REPORTING PERSONS
    S.S. OR I.R.S IDENTIFICATION NOS. OF ABOVE PERSONS
         The Equitable Companies Incorporated
------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) (_)
                                                      (b) (X)
------------------------------------------------------------------------------
3   SEC USE ONLY
------------------------------------------------------------------------------
4   SOURCE OF FUNDS
         OO
------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEM 2(d) or 2(e)                         (_)
------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
------------------------------------------------------------------------------
              7    SOLE VOTING POWER
                        -0-
NUMBER OF     ----------------------------------------------------------------
SHARES        8    SHARED VOTING POWER
BENEFICIALLY       5,043,000
OWNED BY      ----------------------------------------------------------------
EACH          9    SOLE DISPOSITIVE POWER
REPORTING          -0-
PERSON        ----------------------------------------------------------------
WITH          10   SHARED DISPOSITIVE POWER
                   5,043,000
------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   5,043,000 (See Item 5)
------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                       (_)
------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              48.6%
------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON
              HC, CO
                                                             Page 7 of 21 Pages

CUSIP NO.: 714063 10 4                 13D

1   NAME OF REPORTING PERSONS
    S.S. OR I.R.S IDENTIFICATION NOS. OF ABOVE PERSONS
         AXA-UAP
------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) (_)
                                                      (b) (_)
------------------------------------------------------------------------------
3   SEC USE ONLY
------------------------------------------------------------------------------
4   SOURCE OF FUNDS
         OO
------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEM 2(d) or 2(e)                         (_)
------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
         France
------------------------------------------------------------------------------
              7    SOLE VOTING POWER
                        (See Item 5)
NUMBER OF     ----------------------------------------------------------------
SHARES        8    SHARED VOTING POWER
BENEFICIALLY       (See Item 5)
OWNED BY      ----------------------------------------------------------------
EACH          9    SOLE DISPOSITIVE POWER
REPORTING          (See Item 5)
PERSON        ----------------------------------------------------------------
WITH          10   SHARED DISPOSITIVE POWER
                   (See Item 5)
------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    5,043,000 (See Item 5) (Not to be construed as an admission of beneficial ownership)
------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                       (_)
------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              48.6% (See Item 5)
------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON
              HC, CO
                                                             Page 8 of 21 Pages

CUSIP NO.: 714063 10 4                 13D

1   NAME OF REPORTING PERSONS
    S.S. OR I.R.S IDENTIFICATION NOS. OF ABOVE PERSONS
         FINAXA
------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) (_)
                                                      (b) (_)
------------------------------------------------------------------------------
3   SEC USE ONLY
------------------------------------------------------------------------------
4   SOURCE OF FUNDS
         OO
------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEM 2(d) or 2(e)                         (_)
------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
         France
------------------------------------------------------------------------------
              7    SOLE VOTING POWER
                        (See Item 5)
NUMBER OF     ----------------------------------------------------------------
SHARES        8    SHARED VOTING POWER
BENEFICIALLY       (See Item 5)
OWNED BY      ----------------------------------------------------------------
EACH          9    SOLE DISPOSITIVE POWER
REPORTING          (See Item 5)
PERSON        ----------------------------------------------------------------
WITH          10   SHARED DISPOSITIVE POWER
                   (See Item 5)
------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    5,043,000 (See Item 5) (Not to be construed as an admission of beneficial ownership)
------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                       (_)
------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              48.6% (See Item 5)
------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON
              HC, CO
                                                             Page 9 of 21 Pages

CUSIP NO.: 714063 10 4                 13D

1   NAME OF REPORTING PERSONS
    S.S. OR I.R.S IDENTIFICATION NOS. OF ABOVE PERSONS
         AXA Assurances I.A.R.D. Mutuelle
------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) (_)
                                                      (b) (_)
------------------------------------------------------------------------------
3   SEC USE ONLY
------------------------------------------------------------------------------
4   SOURCE OF FUNDS
         OO
------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEM 2(d) or 2(e)                         (_)
------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
         France
------------------------------------------------------------------------------
              7    SOLE VOTING POWER
                        (See Item 5)
NUMBER OF     ----------------------------------------------------------------
SHARES        8    SHARED VOTING POWER
BENEFICIALLY       (See Item 5)
OWNED BY      ----------------------------------------------------------------
EACH          9    SOLE DISPOSITIVE POWER
REPORTING          (See Item 5)
PERSON        ----------------------------------------------------------------
WITH          10   SHARED DISPOSITIVE POWER
                   (See Item 5)
------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    5,043,000 (See Item 5) (Not to be construed as an admission of beneficial ownership)
------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                       (_)
------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              48.6% (See Item 5)
------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON
              IC
                                                             Page 10 of 21 Pages

CUSIP NO.: 714063 10 4                 13D

1   NAME OF REPORTING PERSONS
    S.S. OR I.R.S IDENTIFICATION NOS. OF ABOVE PERSONS
         AXA Assurances Vie Mutuelle
------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) (_)
                                                      (b) (_)
------------------------------------------------------------------------------
3   SEC USE ONLY
------------------------------------------------------------------------------
4   SOURCE OF FUNDS
         OO
------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEM 2(d) or 2(e)                         (_)
------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
         France
------------------------------------------------------------------------------
              7    SOLE VOTING POWER
                        (See Item 5)
NUMBER OF     ----------------------------------------------------------------
SHARES        8    SHARED VOTING POWER
BENEFICIALLY       (See Item 5)
OWNED BY      ----------------------------------------------------------------
EACH          9    SOLE DISPOSITIVE POWER
REPORTING          (See Item 5)
PERSON        ----------------------------------------------------------------
WITH          10   SHARED DISPOSITIVE POWER
                   (See Item 5)
------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    5,043,000 (See Item 5) (Not to be construed as an admission of beneficial ownership)
------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                       (_)
------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              48.6% (See Item 5)
------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON
              IC
                                                             Page 11 of 21 Pages

CUSIP NO.: 714063 10 4                 13D

1   NAME OF REPORTING PERSONS
    S.S. OR I.R.S IDENTIFICATION NOS. OF ABOVE PERSONS
         AXA Courtage Assurance Mutuelle
------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) (_)
                                                      (b) (_)
------------------------------------------------------------------------------
3   SEC USE ONLY
------------------------------------------------------------------------------
4   SOURCE OF FUNDS
         OO
------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEM 2(d) or 2(e)                         (_)
------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
         France
------------------------------------------------------------------------------
              7    SOLE VOTING POWER
                        (See Item 5)
NUMBER OF     ----------------------------------------------------------------
SHARES        8    SHARED VOTING POWER
BENEFICIALLY       (See Item 5)
OWNED BY      ----------------------------------------------------------------
EACH          9    SOLE DISPOSITIVE POWER
REPORTING          (See Item 5)
PERSON        ----------------------------------------------------------------
WITH          10   SHARED DISPOSITIVE POWER
                   (See Item 5)
------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    5,043,000 (See Item 5) (Not to be construed as an admission of beneficial ownership)
------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                       (_)
------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              48.6% (See Item 5)
------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON
              IC
                                                             Page 12 of 21 Pages

CUSIP NO.: 714063 10 4                 13D

1   NAME OF REPORTING PERSONS
    S.S. OR I.R.S IDENTIFICATION NOS. OF ABOVE PERSONS
         Alpha Assurances Vie Mutuelle
------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) (_)
                                                      (b) (_)
------------------------------------------------------------------------------
3   SEC USE ONLY
------------------------------------------------------------------------------
4   SOURCE OF FUNDS
         OO
------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEM 2(d) or 2(e)                         (_)
------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
         France
------------------------------------------------------------------------------
              7    SOLE VOTING POWER
                        (See Item 5)
NUMBER OF     ----------------------------------------------------------------
SHARES        8    SHARED VOTING POWER
BENEFICIALLY       (See Item 5)
OWNED BY      ----------------------------------------------------------------
EACH          9    SOLE DISPOSITIVE POWER
REPORTING          (See Item 5)
PERSON        ----------------------------------------------------------------
WITH          10   SHARED DISPOSITIVE POWER
                   (See Item 5)
------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    5,043,000 (See Item 5) (Not to be construed as an admission of beneficial ownership)
------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                       (_)
------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              48.6% (See Item 5)
------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON
              IC
                                                             Page 13 of 21 Pages

CUSIP NO.: 714063 10 4                 13D

1   NAME OF REPORTING PERSONS
    S.S. OR I.R.S IDENTIFICATION NOS. OF ABOVE PERSONS
         Claude Bebear, as AXA Voting Trustee
------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) (_)
                                                      (b) (_)
------------------------------------------------------------------------------
3   SEC USE ONLY
------------------------------------------------------------------------------
4   SOURCE OF FUNDS
         OO
------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEM 2(d) or 2(e)                         (_)
------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
         France
------------------------------------------------------------------------------
              7    SOLE VOTING POWER
                        (See Item 5)
NUMBER OF     ----------------------------------------------------------------
SHARES        8    SHARED VOTING POWER
BENEFICIALLY       (See Item 5)
OWNED BY      ----------------------------------------------------------------
EACH          9    SOLE DISPOSITIVE POWER
REPORTING          (See Item 5)
PERSON        ----------------------------------------------------------------
WITH          10   SHARED DISPOSITIVE POWER
                   (See Item 5)
------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    5,043,000 (See Item 5) (Not to be construed as an admission of beneficial ownership)
------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                       (_)
------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              48.6% (See Item 5)
------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON
              IN
                                                             Page 14 of 21 Pages

CUSIP NO.: 714063 10 4                 13D

1   NAME OF REPORTING PERSONS
    S.S. OR I.R.S IDENTIFICATION NOS. OF ABOVE PERSONS
         Patrice Garnier, as AXA Voting Trustee
------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) (_)
                                                      (b) (_)
------------------------------------------------------------------------------
3   SEC USE ONLY
------------------------------------------------------------------------------
4   SOURCE OF FUNDS
         OO
------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEM 2(d) or 2(e)                         (_)
------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
         France
------------------------------------------------------------------------------
              7    SOLE VOTING POWER
                        (See Item 5)
NUMBER OF     ----------------------------------------------------------------
SHARES        8    SHARED VOTING POWER
BENEFICIALLY       (See Item 5)
OWNED BY      ----------------------------------------------------------------
EACH          9    SOLE DISPOSITIVE POWER
REPORTING          (See Item 5)
PERSON        ----------------------------------------------------------------
WITH          10   SHARED DISPOSITIVE POWER
                   (See Item 5)
------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    5,043,000 (See Item 5) (Not to be construed as an admission of beneficial ownership)
------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                       (_)
------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              48.6% (See Item 5)
------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON
              IN
                                                             Page 15 of 21 Pages

 CUSIP NO.: 714063 10 4                13D

1   NAME OF REPORTING PERSONS
    S.S. OR I.R.S IDENTIFICATION NOS. OF ABOVE PERSONS
         Henri de Clermont-Tonnerre, as AXA Voting Trustee
------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) (_)
                                                      (b) (_)
------------------------------------------------------------------------------
3   SEC USE ONLY
------------------------------------------------------------------------------
4   SOURCE OF FUNDS
         OO
------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEM 2(d) or 2(e)                         (_)
------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
         France
------------------------------------------------------------------------------
              7    SOLE VOTING POWER
                        (See Item 5)
NUMBER OF     ----------------------------------------------------------------
SHARES        8    SHARED VOTING POWER
BENEFICIALLY       (See Item 5)
OWNED BY      ----------------------------------------------------------------
EACH          9    SOLE DISPOSITIVE POWER
REPORTING          (See Item 5)
PERSON        ----------------------------------------------------------------
WITH          10   SHARED DISPOSITIVE POWER
                   (See Item 5)
------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    5,043,000 (See Item 5) (Not to be construed as an admission of beneficial ownership)
------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                       (_)
------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              48.6% (See Item 5)
------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON
              IN
                                                             Page 16 of 21 Pages

    Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act") the undersigned hereby amend their Schedule 13D statement dated October 24, 1986, as amended by Amendments No. 1 through 4 thereto (as so amended, the "Schedule 13D"), relating to depositary units representing limited partners' interests (the "Units") of Perkins Family Restaurants, L.P. (the "Issuer"). Unless otherwise indicated, all capitalized terms used but not otherwise defined herein shall have the meanings assigned to such terms in the Schedule 13D.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    Approximately $88 million will be required to consummate the Merger and to pay related fees and expenses. On September 30, 1997, TRC entered into a commitment agreement (the "Commitment Letter") with a bank to provide a combination of term loan faciilities (the "Term Loans") and a new $50,000,000 revolving line of credit facility (the "Line") (together, the "Facilities") which are intended to finance the purchase of the Public Units and refinance the Partnership's existing credit facilities. The Term Loans consist of two separate facilities in the amounts of $50,000,000 ("Term Loan A") and $80,000,000 ("Term Loan B").

    Term Loan A matures five years from the date of closing and is to be repaid in eighteen consecutive quarterly installments, commencing in the third quarter after the closing date. Term Loan B matures eight years from the date of closing and is to be repaid in thirty consecutive quarterly installments, also commencing in the third quarter after the closing date. The Line matures five years from the date of closing and contains a $5,000,000 sublimit for letters of credit.

    Although the Facilities are available to finance the Merger, TRC plans to raise a significant portion of the required financing through a private placement of debt securities. As currently contemplated, Term Loan B would be eliminated and the combined amounts of Term Loan A and the Line would be reduced by the net amount of funds raised through a private placement. TRC plans to complete the closings of the Facilities and the private placement concurrently with the consummation of the Merger.

     The Commitment Letter is attached hereto as Exhibit 99.7 and is incorporated herein by this reference.

ITEM 4.  PURPOSE OF TRANSACTION.

    On October 1, 1997, TRC and the Issuer entered into an Amended and Restated Agreement and Plan of Merger (the "Amended Merger Agreement"), which amends and restates the original Merger Agreement in its entirety. The amendments effected by the Amended Merger Agreement were needed to effectuate a provision in the original Merger Agreement that would give TRC the tax benefit for funding the payment for certain expenses connected with the Merger.

    The Amended Merger Agreement provides that TRC and its affiliates will be entitled to contribute any amount necessary to pay any costs incurred by the Issuer in connection with

                                                             Page 17 of 21 Pages
the repayment of the Issuer's existing indebtedness or in connection with any other transaction connected with the Merger and that payment of such expenses will be specially allocated to the party paying such expense in order to satisfy the "substantial economic effect" requirement of Section 704(b) of the Internal Revenue Code of 1986, as amended (the "Code"). In order to effectuate the provision in the original Merger Agreement that would give TRC the tax benefit for funding such expenses, the Amended Merger Agreement provides for an amendment of the Issuer's Amended and Restated Agreement of Limited Partnership (the "Partnership Agreement") beginning on the effective date of the Merger. As so amended, the Partnership Agreement will provide that if any amount is contributed or deemed to be contributed to the Issuer or its affiliates to pay expenses incurred by the Issuer or its affiliates in connection with the repayment of debt or any other transaction connected with the Merger, such expenses shall be specially allocated to the partner making such contribution or deemed contribution in accordance with Section 704(b) of the Code. Prior to such amendment, the tax benefit of some of these expenses might have been allocated to all of the partners of the Partnership, including the public Unitholders. The public Unitholders therefore will not receive any tax benefit as a result of the contribution by TRC and its affiliates to the Partnership of amounts for payment of expenses in connection with the Merger.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

    (a) PRI is the direct owner of 5,043,000 Units. PRI is a wholly-owned subsidiary of TRC. Smith, HOC and Equitable Life are the owners (directly or indirectly) of 33.2%, 33.2% and 28.1%, respectively, of the outstanding capital stock of TRC. By virtue of such ownership in TRC, Smith, HOC and Equitable Life may be deemed to have shared voting and dispositive power over all of the Units owned directly by PRI.

    Because of EQ's ownership interest in Equitable Life, EQ may be deemed, for purposes of Rule 13d-3 under the Act, to beneficially own indirectly the Units that may be deemed to be beneficially owned indirectly by Equitable Life.

    Because of AXA-UAP's ownership interest in EQ, and the AXA Voting Trustees' power to vote the EQ shares placed in the AXA Voting Trust, each of AXA-UAP and the AXA Voting Trustees may be deemed, for purposes of Rule 13d-3 under the Act, to beneficially own indirectly the Units that EQ may be deemed to beneficially own indirectly. Because of the direct and indirect ownership interest in AXA-UAP of Finaxa and the Mutuelles AXA, each of Finaxa and the Mutuelles AXA may be deemed, for purposes of Rule 13d-3 under the Act to beneficially own indirectly the Units that AXA-UAP may be deemed to beneficially own indirectly. AXA-UAP, Finaxa, the Mutuelles AXA, and the AXA Voting Trustees expressly disclaim beneficial ownership of any of the Units.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                                                             Page 18 of 21 Pages

    The information set forth in Item 4 is incorporated herein by reference. Reference is made to the full text of the Amended Merger Agreement which is attached hereto as Exhibit 99.6 and is incorporated herein by this reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT NO.:  DESCRIPTION:

99.6          Amended and Restated Agreement and Plan of Merger dated
              September 11, 1997.

99.7          Commitment Letter dated September 30, 1997.

                                                             Page 19 of 21 Pages

                                      SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October     , 1997

PERKINS RESTAURANTS, INC.


By: /s/ Donald N. Smith
    -----------------------------
Name: Donald N. Smith
Title:   Chairman of the Board and Chief Executive Officer


THE RESTAURANT COMPANY


By: /s/ Donald N. Smith
    -----------------------------
Name: Donald N. Smith
Title:   Chairman of the Board and Chief Executive Officer


  /s/ DONALD N. SMITH
  ---------------------------
    DONALD N. SMITH


HARRAH'S OPERATING COMPANY, INC.


By: /s/ Charles L. Atwood
    -----------------------------
Name: Charles L. Atwood
Title:   Vice President and Treasurer


THE EQUITABLE LIFE ASSURANCE
SOCIETY OF THE UNITED STATES


By: /s/ Alvin H. Fenichel
    -----------------------------
Name: Alvin H. Fenichel
Title:   Senior Vice President and Controller

                                                             Page 20 of 21 Pages

THE EQUITABLE COMPANIES INCORPORATED


By: /s/ Alvin H. Fenichel
    -----------------------------
Name: Alvin H. Fenichel
Title:   Senior Vice President and Controller

AXA-UAP
FINAXA
AXA ASSURANCES I.A.R.D. MUTUELLE
AXA ASSURANCES VIE MUTUELLE
AXA COURTAGE ASSURANCE MUTUELLE
ALPHA ASSURANCES VIE MUTUELLE
CLAUDE BEBEAR, AS AXA VOTING TRUSTEE
PATRICE GARNIER, AS AXA VOTING TRUSTEE
HENRI DE CLERMONT-TONNERRE, AS AXA VOTING TRUSTEE

Signed on behalf of each of the above


By: /s/ Alvin H. Fenichel
    -----------------------------
Name: Alvin H. Fenichel
Title:   Attorney-in-fact


                                                             Page 21 of 21 Pages